Sub-Item 77I: Terms of new or amended securities

At its September 24, 2013 Meeting of the Board of Trustees, the Board approved the creation of the Mount Lucas U.S. Focused Equity Fund (the "Fund"), an additional series of FundVantage Trust (the "Trust"). The Fund consists of two classes of shares:
Class I shares and Class II shares. A description of the Fund's Class I shares and Class II shares is contained in the Fund's Prospectus dated March 24, 2014, which was filed in the Fund's Rule 497 filing on March 19, 2014 and Statement of Additional Information dated March 24, 2014, which was filed in the Fund's Rule 497 filing on March 21, 2014.